UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

GoDaddy Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

380237107

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380237107

(1)	Name of Reporting Person KKR 2006 GDG Blocker L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 10,217,344

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 10,217,344

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 10,217,344

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 11.7%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 380237107

(1)	Name of Reporting Person GDG Co-Invest Blocker L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 4,880,995

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 4,880,995

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,880,995

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.6%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 380237107

(1)	Name of Reporting Person GDG Co-Invest GP LLC

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 4,880,995

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 4,880,995

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,880,995

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 5.6%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 380237107

(1)	Name of Reporting Person KKR 2006 Fund (GDG) L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 14,741,829

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 14,741,829

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,741,829

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 14.5%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 380237107

(1)	Name of Reporting Person KKR Associates 2006 AIV L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 14,741,829

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 14,741,829

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,741,829

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 14.5%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 380237107

(1)	Name of Reporting Person KKR 2006 AIV GP LLC

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 29,840,168

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 29,840,168

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,840,168

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 29.3%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 380237107

(1)	Name of Reporting Person KKR Management Holdings L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 29,840,168

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 29,840,168

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,840,168

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 29.3%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 380237107

(1)	Name of Reporting Person KKR Management Holdings Corp.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 29,840,168

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 29,840,168

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,840,168

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 29.3%

(12)	Type of Reporting Person (See Instructions) CO

CUSIP No. 380237107

(1)	Name of Reporting Person KKR Partners III, L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 1,618,289

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 1,618,289

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,289

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 1.8%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 380237107

(1)	Name of Reporting Person KKR III GP LLC

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 1,618,289

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 1,618,289

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,618,289

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 1.8%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 380237107

(1)	Name of Reporting Person OPERF Co-Investment LLC

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 353,386

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 353,386

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 353,386

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.4%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 380237107

(1)	Name of Reporting Person KKR Associates 2006 L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 353,386

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 353,386

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 353,386

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.4%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 380237107

(1)	Name of Reporting Person KKR 2006 GP LLC

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 353,386

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 353,386

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 353,386

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.4%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 380237107

(1)	Name of Reporting Person KKR Fund Holdings L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 353,386

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 353,386

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 353,386

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.4%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 380237107

(1)	Name of Reporting Person KKR Fund Holdings GP Limited

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 353,386

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 353,386

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 353,386

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 0.4%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 380237107

(1)	Name of Reporting Person KKR Group Holdings L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 30,193,554

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 30,193,554

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,193,554

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 29.6%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 380237107

(1)	Name of Reporting Person KKR Group Limited

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 30,193,554

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 30,193,554

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,193,554

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 29.6%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 380237107

(1)	Name of Reporting Person KKR & Co. L.P.

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 30,193,554

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 30,193,554

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,193,554

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 29.6%

(12)	Type of Reporting Person (See Instructions) PN

CUSIP No. 380237107

(1)	Name of Reporting Person KKR Management LLC

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 30,193,554

(6) Shared Voting Power -0-

(7) Sole Dispositive Power 30,193,554

(8) Shared Dispositive Power -0-

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,193,554

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 29.6%

(12)	Type of Reporting Person (See Instructions) OO

CUSIP No. 380237107

(1)	Name of Reporting Person Henry R. Kravis

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power -0-

(6) Shared Voting Power 31,811,843

(7) Sole Dispositive Power -0-

(8) Shared Dispositive Power 31,811,843

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 31,811,843

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 30.7%

(12)	Type of Reporting Person (See Instructions) IN

CUSIP No. 380237107

(1)	Name of Reporting Person George R. Roberts

(2)	Check the Appropriate Box if a Member of a Group
(a) ☒
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power -0-

(6) Shared Voting Power 31,811,843

(7) Sole Dispositive Power -0-

(8) Shared Dispositive Power 31,811,843

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 31,811,843

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 30.7%

(12)	Type of Reporting Person (See Instructions) IN

STATEMENT ON SCHEDULE 13G

This is Amendment Number 1 to the Statement on Schedule 13G filed on February 12, 2016 (the “Schedule 13G”).

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of Class A Common Stock, par value $0.001 per share (“Class A Common Stock”), of GoDaddy Inc. (the “Issuer”).

Item 1.
(a)	Name of Issuer. GoDaddy Inc.
(b)	Address of Issuer’s Principal Executive Offices. 14455 N. Hayden Road Scottsdale, AZ 85260

Item 2.
(a)

Name of Persons Filing.
KKR 2006 GDG Blocker L.P. (“KKR 2006 GDG”)

GDG Co-Invest Blocker L.P. (“GDG Co-Invest”)

GDG Co-Invest GP LLC

KKR 2006 Fund (GDG) L.P. (“KKR 2006 Fund”)

KKR Associates 2006 AIV L.P. (“KKR Associates 2006”)

KKR 2006 AIV GP LLC

KKR Management Holdings L.P.

KKR Management Holdings Corp.

KKR Partners III, L.P. (“KKR Partners III”)

KKR III GP LLC

OPERF Co-Investment LLC (“OPERF”)

KKR Associates 2006 L.P.

KKR 2006 GP LLC

KKR Fund Holdings L.P.

KKR Fund Holdings GP Limited

KKR Group Holdings L.P.

KKR Group Limited

KKR & Co. L.P.

KKR Management LLC

Henry R. Kravis

George R. Roberts

(b)

Address of Principal Business Office, or, if none, Residence.
The principal business office for all persons filing (other than George R. Roberts) is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

The principal business office for George R. Roberts is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

	(c)	Citizenship. See Item 4 of each cover page.
	(d)	Title of Class of Securities. Class A Common Stock, par value $0.001 per share.
	(e)	CUSIP Number. 380237107

Item 3.
Not applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

The ownership percentages set forth below calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”), are based on 87,469,399 shares of Class A Common Stock outstanding as of October 28, 2016, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016, plus the number of shares of Class A Common Stock that may be received upon exchange of limited liability company units of Desert Newco, LLC and an equal number of shares of Class B Common Stock of the Issuer (collectively, “Units of Desert Newco, LLC” and which together are exchangeable on a one-for-one basis for shares of Class A Common Stock of the Issuer) beneficially owned by the Reporting Person.

KKR 2006 GDG may be deemed to be the beneficial owner of 10,217,344 shares of Class A Common Stock of the Issuer, which represents 11.7% of the total number of shares of Class A Common Stock outstanding calculated pursuant to Rule 13d-3.

GDG Co-Invest may be deemed to be the beneficial owner of the 4,880,995 shares of Class A Common Stock of the Issuer, which represents 5.6% of the total number of shares of Class A Common Stock outstanding calculated pursuant to Rule 13d-3. GDG Co-Invest GP LLC (as the general partner of GDG Co-Invest) may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by GDG Co-Invest, but disclaims beneficial ownership of such shares.

KKR 2006 Fund may be deemed to be the beneficial owner of 14,741,829 shares of Class A Common Stock of the Issuer, consisting of the 374,147 shares of Class A Common Stock and 14,367,682 Units of Desert Newco, LLC that it holds, which represents 14.5% of the total number of shares of Class A Common Stock outstanding calculated pursuant to Rule 13d-3. KKR Associates 2006 (as the general partner of KKR 2006 Fund) may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by KKR 2006 Fund, but disclaims beneficial ownership of such shares.

Each of KKR 2006 AIV GP LLC (as the general partner of KKR 2006 GDG, the sole member of GDG Co-Invest GP LLC and the general partner of KKR Associates 2006), KKR Management Holdings L.P. (as the designated member of KKR 2006 AIV GP LLC) and KKR Management Holdings Corp. (as the general partner of KKR Management Holdings L.P.) may be deemed to be the beneficial owner of the shares of Class A

Common Stock beneficially owned by KKR 2006 GDG, GDG Co-Invest and KKR 2006 Fund, but each disclaims beneficial ownership of such shares.

KKR Partners III may be deemed to be the beneficial owner of 1,618,289 shares of Class A Common Stock of the Issuer, consisting of the 36,864 shares of Class A Common Stock and 1,581,425 Units of Desert Newco, LLC that it holds, which represents 1.8% of the total number of shares of Class A Common Stock outstanding calculated pursuant to Rule 13d-3. KKR III GP LLC (as the general partner of KKR Partners III) may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by KKR Partners III, but disclaims beneficial ownership of such shares.

OPERF may be deemed to be the beneficial owner of 353,386 shares of Class A Common Stock of the Issuer, consisting of the 8,050 shares of Class A Common Stock and 345,336 Units of Desert Newco, LLC that it holds, which represents 0.4% of the total number of shares of Class A Common Stock outstanding calculated pursuant to Rule 13d-3.  KKR Associates 2006 L.P. (as the manager of OPERF), KKR 2006 GP LLC (as the general partner of KKR Associates 2006 L.P.), KKR Fund Holdings L.P. (as the designated member of KKR 2006 GP LLC) and KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.) may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by OPERF, but each disclaims beneficial ownership of such shares.

Each of KKR Group Holdings L.P. (as a general partner of KKR Fund Holdings L.P., the sole shareholder of KKR Fund Holdings GP Limited and the sole shareholder of KKR Management Holdings Corp.), KKR Group Limited (as the general partner of KKR Group Holdings L.P.), KKR & Co. L.P. (as the sole shareholder of KKR Group Limited) and KKR Management LLC (as the general partner of KKR & Co. L.P.) may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by KKR 2006 GDG, GDG Co-Invest, KKR 2006 Fund and OPERF, but each disclaims beneficial ownership of such shares.

Each of Henry R. Kravis and George R. Roberts (as the designated members of KKR Management LLC and the managing members of KKR III GP LLC) may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by KKR 2006 GDG, GDG Co-Invest, KKR 2006 Fund, KKR Partners III and OPERF, but each disclaims beneficial ownership of such shares.

Entities affiliated with each of Kohlberg Kravis Roberts & Co. L.P., Silver Lake Partners, Technology Crossover Ventures and Mr. Robert Parsons (collectively, the “Stockholders”) are parties to a Stockholder Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, the Reporting Persons, the Stockholders and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Based in part on information provided by the Issuer, such a “group” would be deemed to beneficially own an aggregate of 109,746,781 shares of Class A Common Stock, or 67.5% of the Class A Common Stock of the Issuer outstanding calculated pursuant to Rule 13d-3.  The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement.  Certain entities affiliated with Silver Lake Partners, Technology Crossover Ventures and Mr. Parsons are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

If all Units of Desert Newco, LLC held by the Reporting Persons and all other holders were exchanged for newly issued shares of Class A Common Stock, there would be a total of 166,057,342 shares of Class A Common Stock outstanding as of October 28, 2016, as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 3, 2016, and the Reporting Persons would be deemed, in the aggregate, to be the beneficial owners of 19.2% of the outstanding Class A Common Stock.

(b) Percent of class: See Item 4(a) above.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See Item 5 of each cover page and Item 4(a) above.
(ii) Shared power to vote or to direct the vote See Item 6 of each cover page and Item 4(a) above.
(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page and Item 4(a) above.
(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page and Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than such Reporting Persons, the partners, members, affiliates or shareholders of such Reporting Persons and any other person listed in Item 4 has the right to receive or the power to direct the receipt of dividends from, or the proceeds, from, the sale of Class A Common Stock reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Item 4 above.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2017

KKR 2006 GDG BLOCKER L.P.

By:	KKR 2006 AIV GP LLC, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Vice President

GDG CO-INVEST BLOCKER L.P.

By:	GDG Co-Invest GP LLC, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Vice President

GDG CO-INVEST GP LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Vice President

KKR 2006 FUND (GDG) L.P.

By:	KKR Associates 2006 AIV L.P., its general partner

By:	KKR 2006 AIV GP LLC, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Vice President

KKR ASSOCIATES 2006 AIV L.P.

By:	KKR 2006 AIV GP LLC, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Vice President

KKR 2006 AIV GP LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Vice President

KKR MANAGEMENT HOLDINGS L.P.

By:	KKR Management Holdings Corp., its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS CORP.

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR PARTNERS III, L.P.

By:	KKR III GP LLC, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Member

KKR III GP LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Member

OPERF CO-INVESTMENT LLC

By:	KKR Associates 2006 L.P., its manager

By	KKR 2006 GP LLC, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR ASSOCIATES 2006 L.P.

By:	KKR 2006 GP LLC, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR 2006 GP LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR FUND HOLDINGS L.P.

By:	KKR Group Holdings L.P., a general partner

By:	KKR Group Limited, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Director

KKR & CO. L.P.

By:	KKR Management LLC, its general partner

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Terence P. Gallagher
Name: Terence P. Gallagher
Title: Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Title

1	Joint Filing Agreement, dated February 12, 2016 (incorporated by reference to Exhibit 1 to the Schedule 13G)
2	Powers of Attorney (incorporated by reference to Exhibit 2 to the Schedule 13G)